UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: May 13, 2014
Commission File Number: 000-53808
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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2845 Bristol Circle
Oakville, Ontario, L6H 7H7, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated May 8, 2014
99.2	Press Release, dated May 8, 2014
99.3	Interim Management’s Discussion and Analysis, dated May 13, 2014
99.4	Form 52-109F2 – Certificate of Interim Filings – CFO (E), dated May 13, 2014
99.5	Form 52-109F2 – Certificate of Interim Filings – CEO (E), dated May 13, 2014
99.6	Interim Financial Statements, dated May 13, 2014

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: May 13, 2014	By: (signed) "David Bronisheski"
Name: David Bronicheski
Title: Chief Financial Officer